UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,575,245
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,575,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,575,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 253,136,698 shares of Common Stock outstanding as of October 30, 2020, as reported in Aramark’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020.

CUSIP No. 03852U106	Page 3

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,575,245
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,575,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,575,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 253,136,698 shares of Common Stock outstanding as of October 30, 2020, as reported in Aramark’s Form 10-K filed with the SEC on November 24, 2020.

CUSIP No. 03852U106	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,575,245
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,575,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,575,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 253,136,698 shares of Common Stock outstanding as of October 30, 2020, as reported in Aramark’s Form 10-K filed with the SEC on November 24, 2020.

CUSIP No. 03852U106	Page 5

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2019, as amended and supplemented prior to the date of this Amendment (as so amended and supplemented, the “Initial 13D”), relating to their beneficial ownership in Aramark (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

At the Issuer’s 2021 annual meeting of stockholders, the Issuer intends to nominate for election to the Board a twelfth, unanimously supported director candidate. On December 14, 2020, the Issuer and MR BridgeStone Advisor agreed, pursuant to a certain letter agreement (the “Letter Agreement”), to expand by one director the previously agreed-upon eleven (11)-member cap on the size of the Board contained in the October 6, 2019 Stewardship Framework Agreement for the sole purpose of allowing this nominee, if duly elected by stockholders of the Issuer, to join the Board.

The October 6, 2019 Stewardship Framework Agreement provides that the Issuer would enter into a customary and reasonable registration rights agreement (the “Registration Rights Agreement”) with the Mantle Ridge Group. The Registration Rights Agreement was completed and entered into on December 14, 2020, and obliges, under certain circumstances and subject to certain limitations, the Issuer to register for sale the securities of the Issuer beneficially owned by the Mantle Ridge Group. The Registration Rights Agreement further gives the Mantle Ridge Group certain “piggyback” registration rights.

The Registration Rights Agreement further obliges the Issuer to use commercially reasonable efforts to file and maintain a shelf registration statement covering the shares of the Issuer beneficially owned by the Mantle Ridge Group, and contains customary indemnification and expense reimbursement provisions.

The foregoing descriptions of the Letter Agreement and the Registration Rights Agreement do not purport to be complete. They are qualified in their entirety by reference to the full text of the Letter Agreement and the Registration Rights Agreement filed as Exhibit 99.5 and Exhibit 99.6, respectively, to this Amendment. Those exhibits are expressly incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2*	Trading Data

Exhibit 99.3*	Stewardship Framework Agreement between MR BridgeStone Advisor LLC and the Issuer, dated October 6, 2019

Exhibit 99.4*	Trading Data

Exhibit 99.5	Stewardship Framework Agreement Side Letter between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

Exhibit 99.6	Registration Rights Agreement between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

*	Previously filed.

CUSIP No. 03852U106	Page 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2020	MR BRIDGESTONE ADVISOR LLC

	By:	Mantle Ridge LP, its sole member
	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2*	Trading Data

Exhibit 99.3*	Stewardship Framework Agreement between MR BridgeStone Advisor LLC and the Issuer, dated October 6, 2019

Exhibit 99.4*	Trading Data

Exhibit 99.5	Stewardship Framework Agreement Side Letter between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

Exhibit 99.6	Registration Rights Agreement between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

*	Previously filed.